SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Material Contained in this Report

1.	“Notice Regarding Transfer of Equity Interest (change in subsidiary): IX NTI Holdings, LLC (U.S. PE Investment: Network Connex)”
2.	“Filing of Extraordinary Report”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: April 14, 2026	By	/s/ Masataka Yamada
Masataka Yamada
Senior Managing Executive Officer Chief Financial Officer and Chief Strategy Officer Responsible for Corporate Strategy and Management Unit ORIX Corporation

Notice Regarding Transfer of Equity Interest (change in subsidiary): IX NTI Holdings, LLC (U.S. PE Investment: Network Connex)

TOKYO, Japan – April 14, 2026 – ORIX Corporation (”ORIX”) announced today that one of its affiliates has entered into an equity interest transfer agreement on April 13, 2026 U.S. Time with a special purpose company (“The SPC”) affiliated with Olympus Partners (”Olympus”) to transfer all of the equity interest in IX NTI Holdings, LLC (“IX NTI Holdings”) to Olympus.

1. Purpose of transfer of all equity interest

IX NTI Holdings is the holding company for NTI Connect, LLC (DBA “Network Connex”), in which our company invested*1 in 2018 through a fund managed by ORIX Capital Partners (“OCP”), the operationally-focused private equity (PE) team of our wholly owned subsidiary, ORIX Corporation USA. Network Connex was founded in 2003 and provides network deployment solutions in data centers, fiber optics, and wireless services in the United States.

Since our investment, OCP has made significant contributions to Network Connex, including add-on acquisitions, organic growth initiatives, strengthening governance and operational improvements. Network Connex continues to deliver strong performance, with revenue reaching a record high in the previous fiscal year.

In this context, OCP has determined that Olympus, a PE fund, would be the optimal partner to support the continued growth of Network Connex and therefore resolved to transfer its equity interest.

*1	ORIX Capital Partners Acquires NTI Connect, LLC (December 4, 2018)

2. Summary of Transfer of Equity Interest

(1)	Method	Transfer of (issued) equity interest owned by the specific subsidiary of ORIX
(2)	Shareholding ratio before and after	Before the transfer	IX Capital NTI Holdings, LLC 100%
		After the transfer	The SPC 100%

3. Overview of Specific Subsidiary to Be Transferred

(1)	Name	IX NTI Holdings, LLC
(2)	Location	c/o ORIX Capital Partners, 2001 Ross Ave Suite 1900, Dallas, TX 75201
(3)	Name and title of representative	Christopher Suan, President of ORIX Capital Partners
(4)	Description of business	Holding company
(5)	Paid-in capital	USD 285.3 million*[2]
(6)	Date of establishment	September 12, 2018
(7)	Major shareholders and shareholding ratio	IX Capital NTI Holdings, LLC 100%
(8)	Relationship between the listed company and aforementioned company	Capital relationship	IX Capital NTI Holdings, LLC, a specific subsidiary of ORIX, owns 100% of the membership interest.
		Personnel relationship	Not applicable
		Business relationship	Not applicable
(9)	Consolidated subsidiary results and financial position for the past three years*[3]

Fiscal year	FY22.12	FY23.12	FY24.12
Net assets	USD223.2 million	USD219.1 million	USD246.3 million
Total assets	USD451.9 million	USD453.5 million	USD449.1 million
Revenue	USD262.5 million	USD276.1 million	USD284.5 million
Net Profit and Loss	USD9.8 million	USD-3.2 million	USD-38.0 million

*2	as of Dec-25, Unaudited
*3

Audited consolidated financial statements of IX Capital NTI Holdings, LLC, the parent company of IX NTI Holdings. IX Capital NTI Holdings, LLC is a holding company with no material operations, and IX NTI Holdings is its sole subsidiary.

4. Overview of the Company to Which the Equity Interests are Being Transferred*4

(1)	Name	NTI Buyer LLC
(2)	Location	c/o Olympus Growth Fund VIII, L.P., Metro Center, 4th Floor, One Station Place, Stamford, CT 06902
(3)	Name and title of representative	Matthew Boyd, President
(4)	Description of Business	Holding company
(5)	Date of establishment	March 26, 2026
(6)	Major shareholders and shareholding ratio	100% indirectly owned by funds and accounts managed by Olympus
(7)	Relationship between the listed company and the aforementioned company	Capital relationship	Not applicable
		Personnel relationship	Not applicable
		Business relationship	Not applicable
		Related party status	The SPC and its related parties and affiliates are not related parties of ORIX.

*4	Due to the wishes of the transferee, we will refrain from disclosing the “Paid-in-capital” “Net assets” and “Total assets.”

5. Number of Equity Interest to Be Transferred and Status of Equity Interest Held Before and After Transfer*5

(1)	Number of equity interest held before the transfer	100% Membership Percentage
(2)	Number of equity interest to be transferred	100% Membership Percentage
(3)	Number of equity interest held after the transfer	0.00% Membership Percentage (Percentage of voting rights: 0%)

*5	Due to the wishes of the transferee, we will refrain from disclosing the “Transfer price.”

6. Schedule of the Transaction

(1)	Date of share transfer agreement for the transaction	April 13, 2026 U.S. Time
(2)	Effective date of the share transfer	The share transfer is planned promptly after the conditions precedent under the equity interest transfer agreement are satisfied.

7. Outlook

This transaction is subject to certain conditions precedent, including obtaining the necessary approvals under the Hart-Scott-Rodino Antitrust Improvements Act. In addition, the amount of the gain on the sale of this transaction will fluctuate due to factors such as foreign exchange fluctuations. Accordingly, ORIX is unable to reasonably estimate the impact of this transaction on its consolidated business performance.

If the conditions precedent are satisfied and the transaction is completed, and the gain on the sale is subsequently reasonably estimable and is determined to have material impact on ORIX’s consolidated business performance, ORIX will make an announcement. As of the date of this announcement, the amount of the gain on the sale remains undetermined, and therefore, there is no revision to the consolidated earnings forecast for the fiscal year ended March 31, 2026.

Contact Information:

Investor Relations Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 36,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2025)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.

Filing of Extraordinary Report

TOKYO, Japan — April 13, 2026 (U.S. time) — ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it filed an extraordinary report with the Director-General of the Kanto Financial Bureau in Japan concerning the potential sale of IX NTI Holdings, LLC (“Target”), the holding company for NTI Connect, LLC d/b/a Network Connex (“Network Connex”). Network Connex is a portfolio company of ORIX Capital Partners (“OCP”), the operationally-focused private equity team of our wholly-owned subsidiary, ORIX Corporation USA (“OCU”).

1.	Reason for Filing

ORIX Corporation submits this extraordinary report as an affiliate has entered into a purchase agreement with NTI Buyer LLC (“Buyer”), an entity affiliated with Olympus Partners, to sell Target to Buyer. This transaction is subject to customary conditions precedent, including obtaining the necessary regulatory approvals under the Hart-Scott-Rodino Antitrust Improvements Act.

As this transaction will result in a change in a Specified Subsidiary, this extraordinary report is submitted pursuant to Article 24-5, paragraph (4) of the Financial Instruments and Exchange Act and Article 19, paragraph (2), item (3) of the Cabinet Office Ordinance on Disclosure of Corporate Information.

2.	Description of Report

(1)	Name, location, name and job title of representative, capital, and business description of the Specified Subsidiary

Name	IX NTI Holdings, LLC
Location	c/o ORIX Capital Partners, 2001 Ross Ave Suite 1900, Dallas, TX 75201
Name of representative	Christopher Suan, President of ORIX Capital Partners
Capital	USD 285.3 million (as of December 31, 2025)*
Business description	Holding company for Network Connex, a provider of network deployment solutions

*	Unaudited

(2)	The number of voting rights held in the Specified Subsidiary before and after the transfer, and the percentage of the total voting rights of the Specified Subsidiary’s shareholders, etc.

a.	Number of voting rights of the Specified Subsidiary held by the Company and its subsidiaries

Before the transfer	- units
After the transfer	- units

b.	Ownership percentage of voting rights of the Specified Subsidiary in the total number of voting rights held by all the shareholders of the Specified Subsidiary

Before the transfer	100.00%
After the transfer	0.00%

(3)	Reason and date of transfer

Reason

On April 13, 2026 (U.S. time), an affiliate of ORIX Corporation entered into a purchase agreement with Buyer, an entity affiliated with Olympus Partners, to sell Target, which is considered a Specified Subsidiary of ORIX Corporation, to Buyer. Upon the closing of this transaction, Target will cease to be a subsidiary of ORIX Corporation, resulting in a change in a Specified Subsidiary.

Date	The share transfer is planned promptly after the conditions precedent under the equity interest transfer agreement are satisfied.